UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-35234

BLUE WOLF MONGOLIA HOLDINGS CORP.

Suite 409, Central Tower

2 Sukhbaatar Square, Sukhbaatar District 8

Ulaanbaatar 14200, Mongolia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Submission of Matters to a Vote of Security Holders

On April 15, 2013, Blue Wolf Mongolia Holdings Corp. (the “Company”) held a Meeting of Shareholders (the “Meeting”). At the Meeting, shareholders approved the following: (i) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) extending the date by which the Company must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”), (ii) an amendment to the Charter removing the requirement that the Company acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Company’s trust account (the “80% Amendment”) and (iii) an amendment to the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company (“Continental”) permitting the withdrawal and distribution of an amount not to exceed $69,854,955 from the Company’s trust account to certain persons holding ordinary shares who wish to exercise their redemption rights in connection with the Extension Amendment and extending the date on which to liquidate the Company’s trust account to July 22, 2013 (the “IMTA Amendment”). The affirmative vote of sixty-five percent of the issued and outstanding shares of the Company was required to approve each of the proposals.

Set forth below are the final voting results for each of the proposals:

Extension Amendment

The Extension Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
7,896,367	1,027,938	0

80% Amendment

The 80% Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
7,896,267	1,028,038	0

IMTA Amendment

The IMTA Amendment was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
7,611,912	1,312,243	150

On April 17, 2013, the Company filed with the BVI Registrar of Corporate Affairs its Amended and Restated Memorandum and Articles of Association, a copy of which is attached hereto as Exhibit 3.1.

On April 17, 2013, the Company entered into the IMTA Amendment with Continental. A copy of the IMTA Amendment is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

On April 17, 2013, the Company issued a press release announcing the results of the Meeting. A copy of such press release is attached as Exhibit 99.1 hereto.

Exhibits

3.1	Amended and Restated Memorandum and Articles of Association, dated April 17, 2013
10.1	Amendment No. 1 to the Investment Management Trust Agreement, dated April 17, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company.
99.1	Press release, dated April 17, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

April 18, 2013

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
	Name:	Lee Kraus
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

3.1	Amended and Restated Memorandum and Articles of Association, dated April 17, 2013
10.1	Amendment No. 1 to the Investment Management Trust Agreement, dated April 17, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company.
99.1	Press release, dated April 17, 2013